MID PENN BANCORP, INC.

EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Name	State of Incorporation

Mid Penn Bank	Pennsylvania
MPB Financial Services Group LLC	Pennsylvania
MPB Wealth Management LLC	Pennsylvania
MPB Risk Services LLC	Pennsylvania